           File No. 70-8803


CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.




     In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the second quarter of fiscal year 2001:


     1.NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000 NEES was acquired by National Grid Group plc, and renamed National Grid USA. In conjunction with the merger, the Company's accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.


     2.In connection with the merger of NEES and National Grid Group plc, as of March 22, 2000, the estimated fair value of AllEnergy Marketing Co., LLC (a wholly owned subsidiary of NEES Energy, Inc.) was recorded as an asset held for sale. This estimate changed during the quarter due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period.


     3.As of September 30, 2000, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $175,522,000 and $10,655,000, respectively.


     4.As of September 30, 2000, NEES Energy had no permanent personnel and during the second quarter of fiscal year 2001 there were no individuals assigned on a substantially full-time basis.


     5.During the second quarter of fiscal year 2001, NEES Energy had no kilowatt hours sold or marketed.


     6.Attached in Exhibits A through C are a consolidated balance sheet as of September 30, 2000, consolidated income statements and statements of cash flows for the quarter, six months and twelve months ended September 30, 2000.

     7.During the second quarter AllEnergy Marketing Company, LLC sold its membership interest in Texas Liquids, LLC to an unaffiliated third party. Subsequent to the end of the quarter certain of the assets of the Griffith Consumers division and certain of the assets of the New York Fuels division were sold to unaffiliated third parties.


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                  NEES Energy, Inc.

                              By:  s/ John G. Cochrane
                                 ___________________________
                                  John G. Cochrane
                                  President and Treasurer


Date: November 29, 2000